[Boston Properties Letterhead]

April 18, 2007

BY FACSIMILE – (202) 772-9209

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. David H. Roberts

Re:	Boston Properties, Inc. and Boston Properties Limited Partnership

Registration Statement on Form S-3 (No. 333-141257)

Ladies and Gentlemen:

Boston Properties, Inc. and Boston Properties Limited Partnership hereby respectfully request that the Registration Statement on Form S-3 (No. 333-141257) be declared effective at 4 p.m. on April 20, 2007, or as soon as possible thereafter.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (617) 236-3300 or Ettore A. Santucci, P.C. of Goodwin Procter LLP at (617) 570-1531.

Very truly yours,

BOSTON PROPERTIES, INC.

/s/Arthur S. Flashman

Arthur S. Flashman

Vice President and Controller

BOSTON PROPERTIES LIMITED PARTNERSHIP

By: Boston Properties, Inc., its general partner

/s/Arthur S. Flashman

Arthur S. Flashman

Vice President and Controller

cc: Ettore Santucci, P.C., Goodwin Procter LLP